KIEWIT DIVERSIFIED GROUP

                    Index to Financial Statements and
                  Management's Discussion and Analysis
             of Financial Condition and Results of Operations



Financial Statements:

 Condensed Statements of Earnings for the
  three months ended March 31, 1997 and 1996
 Condensed Balance Sheets as of March 31, 1997
  and December 28, 1996
 Condensed Statements of Cash Flows for the
  three months ended March 31, 1997 and 1996
 Notes to Condensed Financial Statements

Management's Discussion and Analysis of
 Financial Condition and Results of Operations



                           KIEWIT DIVERSIFIED GROUP

                      Condensed Statements of Earnings
                                (unaudited)

                                                 Three Months Ended
                                                     March 31,
(dollars in millions, except per share data)      1997         1996

Revenue                                          $  176      $  155
Cost of Revenue                                    (110)        (95)
                                                 ------      ------
                                                     66          60

General and Administrative Expenses                 (53)        (39)
                                                 ------      ------

Operating Earnings                                   13          21

Other Income (Expense):
 Equity Earnings, net                                 5          (1)
 Investment Income, net                              11          16
 Interest Expense, net                               (8)         (7)
 Other, net                                           -          (1)
                                                 ------      ------
                                                      8           7
                                                 ------      ------


Earnings Before Income Taxes and
 Minority Interest                                   21          28

Provision for Income Taxes                           (7)        (10)

Minority Interest in Net Loss
 of Subsidiaries                                      6           -
                                                  -----       -----

Net Earnings                                     $   20       $  18
                                                 ======       =====

Primary Earnings per Share                       $  .79       $ .77
                                                 ======       =====

Fully Diluted Earnings per Share                 $  .79       $ .77
                                                 ======       =====

See accompanying notes to condensed financial statements.

                      KIEWIT DIVERSIFIED GROUP

                      Condensed Balance Sheets

                                               March 31,    December 28,
                                                  1997          1996
(dollars in millions)                          (unaudited)
Assets
Current Assets:
 Cash and cash equivalents                       $   258       $  147
 Marketable securities                               325          372
 Restricted securities                                22           25
 Receivables, less allowance of $3 and $3             89           76
 Other                                                32           28
                                                 -------       ------
Total Current Assets                                 726          648

Property, Plant and Equipment,
 less accumulated depreciation and
 amortization of $365 and $345                       653          642
Investments                                          840          806
Intangible Assets, net                               373          353
Other Assets                                          72           74
                                                 -------       ------
                                                 $ 2,664       $2,523
                                                 =======       ======

Liabilities and Stockholders' Equity
Current Liabilities:
 Accounts payable                                $    69       $   79
 Current portion of long-term debt:
  Telecommunications                                  11           55
  Other                                                2            2
 Accrued costs and billings in excess
  of revenue on uncompleted contracts                 14           12
 Accrued reclamation and other mining costs           15           19
 Other                                               103           82
                                                 -------       ------
Total Current Liabilities                            214          249

Long-Term Debt, less current portion:
 Telecommunications                                  248          207
 Other                                               115          113
Deferred Income Taxes                                229          165
Retirement Benefits                                   46           48
Accrued Reclamation Costs                            101           98
Other Liabilities                                    166          168
Minority Interest                                    209          218

Stockholders' Equity (Redeemable common stock
 $1,328 million aggregate redemption value):
 24,481,905 outstanding shares in 1997 and
 23,219,744 in 1996
  Common equity                                    1,324        1,235
  Foreign currency adjustment                         (2)          (2)
  Net unrealized holding gain                         14           24
                                                  ------       ------
Total Stockholders' Equity                         1,336        1,257
                                                  ------       ------
                                                  $2,664       $2,523
                                                  ======       ======

See accompanying notes to condensed financial statements.

                        KIEWIT DIVERSIFIED GROUP

                     Condensed Statements of Cash Flows
                                (unaudited)

                                                     Three Months Ended
                                                          March 31,
(dollars in millions)                                  1997        1996

Cash flows from operations:
 Net cash provided by operations                     $   112      $   16

Cash flows from investing activities:
 Proceeds from sales and maturities of
  marketable securities and investments                   59          61
 Purchases of marketable securities                      (14)        (79)
 Change in restricted securities                           3           3
 Capital expenditures                                    (33)        (20)
 Acquisitions and investment in affiliates               (73)        (64)
                                                     -------       -----
  Net cash used in investing activities                  (58)        (99)

Cash flows from financing activities:
 Proceeds from long-term debt borrowings                   -           6
 Payments on long-term debt, including
  current portion                                         (3)         (7)
 Repurchases of common stock                               -          (9)
 Exchange of Class B&C Stock for Class D Stock            71          19
 Payments of dividends                                   (12)        (12)
 Other                                                     1           -
                                                      ------       -----
Net cash provided by (used in) financing activities       57          (3)
                                                      ------       -----

Net change in cash and cash equivalents                  111         (86)

Cash and cash equivalents at beginning of period         147         363
                                                      ------       -----
Cash and cash equivalents at end of period            $  258       $ 277
                                                      ======       =====


See accompanying notes to condensed financial statements.

                       KIEWIT DIVERSIFIED GROUP

               Notes to Condensed Financial Statements

1. Basis of Presentation:

The condensed balance sheet of Kiewit Diversified Group (the "Group") at December 28, 1996 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 28, 1996.

Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report their assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Construction & Mining Group should be read in conjunction with these financial statements.

The results of operations for the three months ended March 31, 1997 and 1996 are not necessarily indicative of the results to be expected for the full year.

Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.


2.   Earnings Per Share:

Primary and fully diluted earnings per share of common stock have been computed using the weighted average number of shares outstanding during each period after giving effect to stock options considered to be dilutive common stock equivalents. The number of shares used in computing both primary and fully diluted earnings per share were 24,525,029 and 23,236,057 for the three months ended March 31, 1997 and 1996.

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share". The statement establishes standards for computing and presenting earnings per share and requires the restatement of prior period earnings per share data presented. This statement is effective for financial statements issued for periods ending after December 15, 1997 and earlier application is not permitted. Basic and diluted earnings per share, as defined in SFAS No. 128, are not expected to vary significantly from the primary and fully diluted earnings per share shown on the statements of earnings.

3. Summarized Financial Information:

The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, and specifically attributable items are as follows:

 (dollars in millions)
                                                    March 31,   December 28,
                                                      1997          1996

 Cash and marketable securities                     $    34       $     5
 Property, plant and equipment, net                       5             5
 Other assets                                             1             1
                                                    -------       -------
    Total Assets                                    $    40       $    11
                                                    =======       =======

 Accounts payable                                   $     2       $    17
 Long-term debt, including current portion                1             1
                                                    -------        ------
    Total Liabilities                               $     3       $    18
                                                    =======       =======

                                                     Three Months Ended
                                                          March 31,
                                                      1997        1996

 Other expense, net                                  $    -      $   (1)


Corporate general and administrative costs have been allocated to the Group. These allocations were $1 million and $2 million for the three months ended March 31, 1997 and 1996.

Mine management expense paid to the Construction & Mining Group was $9 million and $7 million for the three months ended March 31, 1997 and 1996.

4. Acquisitions:

In 1996, C-TEC purchased 80% of Freedom New York, L.L.C. ("Freedom"). Freedom provides subscription television services using microwave frequencies in New York City and selected areas of New Jersey. In March 1997, C-TEC paid $40 million (including $10 million of non-capitalizable costs) in connection with a series of transactions which resulted in C-TEC having a 100% ownership interest in the assets of Freedom. The acquisition was accounted for as a purchase. The purchase price (net of non-capitalizable costs) exceeded the fair value of net assets acquired by $25 million, which is recognized as goodwill and is being amortized over approximately 6 years.

On December 24, 1996, CE Electric plc ("CE Electric") which is 70% owned indirectly by CalEnergy and 30% owned by the Group, acquired majority ownership of the outstanding ordinary share capital of Northern Electric plc ("Northern") pursuant to a tender offer (the "Tender Offer") commenced in the United Kingdom by CE Electric on November 5, 1996. As of March 18, 1997,
CE Electric effectively owned 100% of Northern's ordinary shares.

As of March 31, 1997, CalEnergy and the Group had contributed to CE Electric approximately $410 million and $176 million, respectively, of the approximately $1.3 billion required to acquire all of Northern's ordinary and preference shares in connection with the Tender Offer. The remaining funds necessary to consummate the Tender Offer were provided by a term loan ($921 million) and revolving facility agreement obtained by CE Electric. The Group has not guaranteed, and is not otherwise subject to recourse for, amounts borrowed under these facilities.

5. Investments:

The Group is able to defer $40 million of the taxable gain with respect to the 1995 Whitney Benefits litigation settlement by investing in real estate. In February 1997, the Group purchased an office building in Aurora, Colorado for $22 million. The Group may make additional real estate investments to defer the remaining balance.

In late 1995, a Group and CalEnergy venture, CE Casecnan Water and Energy Company, Inc., ("Casecnan") closed financing and commenced construction of a $495 million irrigation and hydroelectric power project located on the Philippine island of Luzon. The Group and CalEnergy have each made $62 million of equity contributions to the project.

The Casecnan project was being constructed on a joint and several basis by Hanbo Corporation and Hanbo Engineering & Construction Co. Ltd. ("HECC"), (together, "Contractors"), both of which are South Korean corporations.
Hanbo Corporation and HECC are under common ownership. The Contractors' obligations under the construction contract ("Hanbo Contract") are guaranteed by Hanbo Iron & Steel Company , Ltd. ("Hanbo Steel"), a large South Korean steel company. In addition, the Contractors' obligations are secured by an unconditional, irrevocable standby letter of credit issued by Korea First
Bank ("KFB") in the approximate amount of $118 million. During the first quarter of 1997 Hanbo Corporation, HECC and Hanbo Steel each filed to seek bankruptcy protection in Korea and KFB's credit rating was downgraded because of the substantial loans it made to Hanbo Steel.

On May 7, 1997, Casecnan announced that it had terminated the Hanbo Contract and had entered into a new engineer, procure and construct contract to complete the construction of the project (the "Replacement Contract").
The work under the Replacement Contract will be conducted by a consortium of contractors and subcontractors including Siemens A.G., Sulzer Hydro Ltd., Black & Veatch and Colenco Power Engineering Ltd., and will be headed by Cooperativa Muratori Cementista CMC di Ravenna and Impressa Pizzarotti & C. Spa. The Hanbo Contract was terminated because of events of default under that contract including the fact that the Contractors had filed for court receivership protection in South Korea. In connection with the contract termination, Casecnan made a draw request under the letter of credit issued by KFB to pay for certain transition costs and other damages under the Hanbo Contract. If KFB should fail to honor its obligations under the letter of credit, such action may have a material adverse effect on the Casecnan project. However, based on information available, the Group does not currently believe its investment is impaired.

6.   C-TEC Restructuring:

In February 1997, C-TEC announced a plan to separate its operations along business lines into three separate, publicly traded companies:

  CTCo, containing the local telephone group and related engineering business;

  C-TEC Michigan, containing the cable television operations in Michigan; and

  RCN Corporation, which will consist of RCN Telecom Services; cable television operations in New York, New Jersey and Pennsylvania; and the investment in Megacable S.A. de C.V., a cable operator in Mexico. RCN Telecom Services is a provider of packaged local and long distance telephone, video, and internet access services provided over fiber optic networks to residential customers in Boston and New York City.

The restructuring should permit investors and the financial market to better understand and evaluate C-TEC's various businesses. In addition, the restructuring will allow C-TEC to raise capital on the most efficient terms.
In April 1997, C-TEC obtained three committed credit facilities with a syndicate of banks aggregating $395 million. C-TEC intends to use these credit facilities to refinance the existing Senior Secured Notes and to fund its network expansion plans, primarily the RCN businesses.

The restructuring is contingent upon receipt of a private letter ruling from the Internal Revenue Service regarding the tax-free nature of the spin-offs, the receipt of other regulatory approvals, and other conditions. If the reorganization and spin-offs occur, the Group will own less than 50% of the outstanding shares and voting rights of each entity, and will therefore account for each entity using the equity method.

On May 12, 1997, C-TEC announced that it had proposed to acquire the 38% of the common stock of Mercom Inc. ("Mercom") not currently owned by it in exchange of 8.75% of the common stock of C-TEC Michigan. The proposed exchange ratio is based on the assumption that C-TEC Michigan will have $125 million of net debt outstanding at the time of the transaction.

C-TEC anticipates that Mercom's Board of Directors will form a special committee composed of directors unaffiliated with C-TEC to reveiw and evaluate the proposal. The proposal is subject to certain conditions, including the consummation of C-TEC's restructuring and the receipt of all required regulatory approvals. C-TEC reserves the right to withdraw its proposal at any time prior to the execution of a definitive agreement. There can be no assurance as to the terms of any transaction or that any transaction will take place.

The following is financial information of the Group had C-TEC been accounted for utilizing the equity method in the condensed financial statements as of March 31, 1997 and December 28, 1996 and for the three months ended
March 31, 1997 and 1996:

                                                   March 31,    December 28,
 Financial Position (dollars in millions)            1997           1996

 Assets

 Current Assets:
  Cash and cash equivalents                        $  203         $   71
  Marketable securities                               312            325
  Restricted securities                                22             25
  Receivables                                          39             34
  Other                                                 7              4
                                                   ------          -----
 Total Current Assets                                 583            459

 Net Property, Plant and Equipment                    176            174
 Investments                                        1,107          1,075
 Intangible Assets, net                                25             23
 Other Assets                                          47             49
                                                   ------         ------
                                                   $1,938         $1,780
                                                   ======         ======

 Liabilities and Stockholders' Equity

 Current Liabilities:
  Accounts payable                                 $   34         $   41
  Current portion of long-term debt                     2              2
  Accrued reclamation and other mining costs           15             19
  Other                                                45             19
                                                   ------         ------
 Total Current Liabilities                             96             81

 Long-term Debt, less current portion                 115            113
 Deferred Income Taxes                                127             64
 Retirement Benefits                                   44             45
 Accrued Reclamation  Costs                           101             98
 Other Liabilities                                    115            118
 Minority Interest                                      4              4

 Stockholders' Equity                               1,336          1,257
                                                   ------         ------
                                                   $1,938         $1,780
                                                   ======         ======


                                                     Three Months Ended
                                                          March 31,
 Operations (dollars in millions)                     1997         1996

 Revenue                                             $   80       $   66
 Cost of Revenue                                        (42)         (35)
                                                     ------       ------
                                                         38           31

 General and Administrative Expenses                    (18)         (17)
                                                     ------       ------

 Operating Earnings                                      20           14

 Other Income (Expense):
  Equity earnings, net                                    1           (1)
  Investment income, net                                  8           12
  Interest expense, net                                  (3)           -
  Other, net                                              1            -
                                                    -------        -----
                                                          7           11

 Earnings Before Income Taxes and
   Minority Interest                                     27           25

 Provision for Income Taxes                              (8)          (7)

 Minority Interest in Net Loss of Subsidiaries            1            -
                                                     ------        -----
 Net Earnings                                        $   20        $  18
                                                     ======        =====


                                                    Three Months Ended
                                                         March 31,
 (dollars in millions)                              1997           1996

 Cash flows from operations:
  Net cash provided by operations                  $   108        $   (7)

 Cash flows from investing activities:
  Proceeds from sales and maturities of
   marketable securities and investments                25             1
  Purchases of marketable securities                   (14)          (44)
  Change in restricted securities                        3             3
  Capital expenditures                                  (7)           (6)
  Acquisitions and investment in affiliates            (43)          (51)
                                                  --------       -------
   Net cash used in investing activities               (36)          (97)

 Cash flows from financing activities:
  Proceeds from long-term debt borrowings                -             6
  Payments on long-term debt, including
   current portion                                       -            (1)
  Repurchases of common stock                            -            (9)
  Exchange of Class B&C Stock for Class D Stock         71            19
  Payments of dividends                                (12)          (12)
  Other                                                  1             -
                                                   -------        ------
   Net cash provided by financing activities            60             3
                                                   -------        ------

 Net change in cash and cash equivalents               132          (101)

 Cash and cash equivalents at beginning of period       71           314
                                                   -------        ------

 Cash and cash equivalents at end of period        $   203        $  213
                                                   =======        ======


7. Other Matters:

The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position, future results of operations or future cash flows.

                         KIEWIT DIVERSIFIED GROUP

          Management's Discussion and Analysis of Financial Condition
                      and Results of Operations


Results of Operations - First Quarter 1997 vs. First Quarter 1996

Revenue from each of the Group's business segments for the three months ended March 31, comprised the following (in millions):

                                                        1997      1996

 Coal Mining                                           $   61     $  53
 Telecommunications                                        96        90
 Other                                                     19        12
                                                       ------     -----
                                                       $  176     $ 155
                                                       ======     =====

Coal Mining.   Mining revenue increased $8 million in the first quarter of 1997 compared to 1996. Increased sales of alternate source, spot market and contracted coal all contributed to the improvement. Alternate source coal sales to Commonwealth Edison Company ("Commonwealth") in the first quarter of 1997 were 33% of its commitment for all of 1997. In 1996, first quarter alternate source coal sales were 25% of its 1996 commitment. The increase in 1997 alternate source coal sales contributed $4 million to the improvement in revenue. Commonwealth has the flexibility under the amended contract to accelerate and defer delivery of alternate source coal provided it accepts delivery of the aggregate minimum commitment at the end of each year. Thus, the increased revenue recognized in the first quarter of 1997 may not continue and could even decline throughout the remaining periods of 1997.

An increase in spot sales, due to a decline in hydroelectric power generated in the northwestern United States, and contract sales, attributable to new and accelerated contractual commitments, are responsible for the remainder of the increase in coal revenue.

Operating margins as a percentage of revenue were virtually unchanged from the first quarter of 1996. The increased level of high margin alternate source coal sales continued to offset the lower margin on increased spot sales.

Telecommunications.    Telecommunications revenue, generated  by C-TEC,
increased 7% in 1997. C-TEC's telephone and cable groups each experienced similar growth. Sales of the telephone group increased primarily due to higher internet access revenue, video conferencing system sales, and a growth in interstate access lines and access minutes. The increase in the cable group's revenue is attributable to 9,300 additional average subscribers over the same period in 1996 and the effects of rate increases during the first quarter of 1997. C-TEC also experienced revenue growth from the RCN businesses. The video subscribers obtained in the 1996 Freedom transaction are responsible for the additional sales.

Expenses attributable to telecommunications revenue increased 13% in the first quarter of 1997 compared to the same period in 1996. Costs for the telephone group grew 15% in 1997. The telephone group's costs in 1996 were positively impacted by a one-time postemployment benefit adjustment that did not recur in
1997.   Increases in advertising, internet service costs and compensation expenses due to personnel additions and wage increases, also contributed to the higher costs 1997. Higher basic programming expenses in 1997 led to a 7% increase in costs for the cable group. The costs associated with the development of the RCN businesses, including depreciation and amortization expense and personnel related expenses also contributed to the overall increase in telecommunications costs.

General and Administrative Expenses. General and administrative expenses increased 36% in 1997. The expenses of Freedom, acquired by C-TEC in 1996, and certain non-capitalized costs of $10 million incurred in connection with the March 1997 transactions with Freedom's minority shareholders were primarily responsible for the higher costs. Also contributing to the increase were mine management fees and computer operations partially offset by decreases in professional services and other administrative expenses.

Equity Earnings, net. Equity earnings increased $6 million in 1997. The Group's proportionate share of CalEnergy's earnings increased $5 million in the first quarter of 1997 to $8 million. The improvement in CalEnergy's earnings resulted from the completion and commencement of operations of the Salton Sea Unit IV and two Philippine geothermal facilities, the purchase of three cogeneration facilities and the acquisition of Northern Electric, all of which occurred after March 31, 1996. In addition to contributing to CalEnergy's earnings, the Group's proportionate share of Northern Electric also provided $3 million of income. Partially offsetting these gains were losses attributable to the Casecnan project. The Casecnan loss during construction results from the variance in borrowing and investing interest rates on the funds generated by the project's debt offering in 1995.

Investment Income, net.   Investment income decreased 31% in 1997 compared to
1996. A decrease in interest income, primarily due to a decline in the average portfolio balance, was partially offset by gains on the sale of securities.

Interest Expense.   Interest expense increased slightly in 1997 compared to
1996. CPTC incurred $3 million of interest in 1996 and 1997. The 1996 interest was capitalized due to the construction of the SR91 toll road. CPTC's 1997 interest expense was partially offset by a reduction in C-TEC's interest expense due to a decline in their outstanding debt.

Minority Interest in Net Loss of Subsidiaries. C-TEC's losses, primarily due to the development of the RCN businesses and certain non-capitalized costs incurred in connection with the March 1997 transactions with Freedom's minority shareholders and the losses associated with the SR91 toll road, resulted in the increased losses attributable to minority shareholders.

Provision for Income Taxes. The effective income tax rates in 1997 and 1996 approximate the expected statutory rate of 35%.

                           KIEWIT DIVERSIFIED GROUP

          Management's Discussion and Analysis of Financial Condition
                      and Results of Operations

Financial Condition - March 31, 1997 vs. December 28, 1996

Excluding C-TEC, described in a separate paragraph below, the Group's working capital increased $109 million or 29% during 1997. An increase in cash flows from operations, primarily due to $83 million of federal tax and interest refunds and financing activities, was partially offset by investing activities.

Investing activities primarily consist of $22 million of real estate investments, $18 million of investments in international energy projects and $7 million of capital expenditures. These outflows were partially offset by the net sale of marketable securities of $11 million.

Financing activities primarily consist of the payment of $12 million of dividends and $71 million from the conversion of Class B&C Stock to Class D Stock.

C-TEC's working capital was consistent with that at the end of 1996. The series of transactions with Freedom's minority shareholders for $40 million, and $26 million of capital expenditures to expand the RCN, cable and telephone networks were partially offset by $34 million of proceeds from the sale and maturity of short-term investments. In addition to those activities, C-TEC reclassified $44 million of long-term debt from current to noncurrent. C-TEC intends to refinance the Senior Secured Notes with the proceeds from new credit facilities.

The Group anticipates making significant investments in its energy and infrastructure businesses - including its joint venture agreement with CalEnergy covering international power project development activities - and searching for opportunities to acquire businesses which provide for long-term growth. Other long-term liquidity uses include payment of income taxes and repurchasing the Group's stock. The Group's current financial condition, cash flows from operations, and borrowing capacity should be sufficient for immediate operating and investing activities.

In October 1996, the PKS Board of Directors directed management to pursue a listing of PKS Class D Stock on a major securities exchange or the NASDAQ National Market as soon as practical during 1998. The Board does not foresee circumstances under which PKS would list the Class D Stock prior to 1998. The Board believes that a listing will provide PKS with a capital structure more suitable for the further development of the Diversified Group's business plan. It would also provide liquidity for Class D shareholders without impairing PKS' capital base.

The Board's action does not ensure that a listing of Class D Stock will occur in 1998, or any time. The Board could delay or abandon plans to list the stock if it determined that such action would be in the best interests of all PKS' shareholders. In addition, PKS' ability to list Class D Stock will be subject to factors beyond its control, including the laws, regulations, and listing eligibility criteria in effect at the time a listing is sought, as well as stock market conditions at the time. Furthermore, the Board might decide to couple the listing of Class D Stock with a public offering of newly-issued Class D shares in order to raise additional capital for the Diversified Group. Such an offering could delay or alter the listing plan.

In January 1997, approximately 1.7 million shares of Class B&C Stock, with a redemption value of $71 million were converted into approximately 1.3 million shares of Class D Stock. If the listing described above does occur, Class C shareholders will continue to be able to convert their shares. However, PKS would not be obligated to repurchase Class D Stock from shareholders.

In February 1997, C-TEC announced a plan to separate its operations along business lines into three separate, publicly traded companies:

  CTCo, containing the local telephone group and related engineering business;

  C-TEC Michigan, containing the cable television operations in Michigan; and

  RCN Corporation, which will consist of RCN Telecom Services; cable television operations in New York, New Jersey and Pennsylvania; and the investment in Megacable S.A. de C.V., a cable operator in Mexico.
  RCN Telecom Services, is a provider of packaged local and long distance telephone, video, and internet access services provided over fiber optic networks to residential customers in Boston and New York City.

The restructuring should permit investors and the financial market to better understand and evaluate C-TEC's various businesses. In addition, the restructuring will allow C-TEC to raise capital on the most efficient terms.
In April 1997, C-TEC obtained three committed credit facilities with a syndicate of banks aggregating $395 million. C-TEC intends to use these facilities to refinance the existing Senior Secured Notes and to fund its network expansion plans, primarily the RCN businesses.

The restructuring is contingent upon receipt of a private letter ruling from the Internal Revenue Service regarding the tax-free nature of the spin-offs, the receipt of other regulatory approvals, and other conditions. If the reorganization and spin-offs occur, the Group will own less than 50% of the outstanding shares and voting rights of each entity, and will therefore account for each entity using the equity method.

On May 12, 1997, C-TEC announced that it had proposed to acquire the 38% of the common stock of Mercom not currently owned by it in the exchange of 8.75% of the common stock of C-TEC Michigan. The proposed exchange ratio is based on the assumption that C-TEC Michigan will have $125 million of net debt outstanding at the time of the transaction.

C-TEC anticipates that Mercom's Board of Directors will form a special committee composed of directors unaffiliated with C-TEC to review and evaluate the proposal. The proposal is subject to certain conditions, including the consummation of C-TEC's restructuring and the receipt of all required regulatory approvals. C-TEC reserves the right to withdraw its proposal at any time or any time prior to the execution of a definitive agreement. There can be no assurance as to the terms of any transaction or that any transaction will take place.

In late 1995, a Group and CalEnergy venture, CE Casecnan Water and Energy Company, Inc., ("Casecnan") closed financing and commenced construction of a $495 million irrigation and hydroelectric power project located on the Philippine island of Luzon. The Group and CalEnergy have each made $62 million of equity contributions to the project.

The Casecnan project was being constructed on a joint and several basis by Hanbo Corporation and Hanbo Engineering & Construction Co. Ltd. ("HECC"),
(together, "Contractors"), both of which are South Korean corporations.
Hanbo Corporation and HECC are under common ownership. The Contractors' obligations under the construction contract ("Hanbo Contract") are guaranteed by Hanbo Iron & Steel Company , Ltd. ("Hanbo Steel"), a large South Korean steel company. In addition, the Contractors' obligations are secured by an unconditional, irrevocable standby letter of credit issued by Korea First Bank ("KFB") in the approximate amount of $118 million. During the first quarter of 1997 Hanbo Corporation, HECC and Hanbo Steel each filed to seek bankruptcy protection in Korea and KFB's credit rating was downgraded because of the substantial loans it made to Hanbo Steel.

On May 7, 1997, Casecnan announced that it had terminated the Hanbo Contract and had entered into a new engineer, procure and construct contract to complete the construction of the project (the "Replacement Contract"). The work under the Replacement Contract will be conducted by a consortium of contractors and subcontractors including Siemens A.G., Sulzer Hydro Ltd., Black & Veatch and Colenco Power Engineering Ltd., and will be headed by Cooperativa Muratori Cementista CMC di Ravenna and Impressa Pizzarotti & C. Spa. The Hanbo
Contract was terminated because of events of default under that contract including the fact that the Contractors had filed for court receivership protection in South Korea. In connection with the contract termination, Casecnan made a draw request under the letter of credit issued by KFB to pay for certain transition costs and other damages under the Hanbo Contract.
If KFB should fail to honor its obligations under the letter of credit, such action may have a material adverse effect on the Casecnan project. However, based on information available, the Group does not currently believe its investment is impaired.